UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Nuveen Premium Income Municipal Fund 2 (NPM)

(Name of Issuer)

Municipal Auction Rate Cumulative Preferred Shares

(Title of Class of Securities)

67063W201
67063W300
67063W409
67063W508
67063W607
67063W706
67063W805
67063W854
67063W862
67063W870
67063W888

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 67063W201; 67063W300; 67063W409; 67063W508; 67063W607; 67063W706; 67063W805; 67063W854; 67063W862; 67063W870; 67063W888

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  219

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  219

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

219

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

1.12%*

14. Type of Reporting Person (See Instructions)

IA

*Item 13, above, is calculated based on the aggregate amount of 19,501 outstanding Municipal Auction Rate Cumulative Preferred Shares indicated by the Issuer's form N-CSR filed with the U.S. Securities and Exchange Commission on June 8, 2010 dated as of April 30, 2010.

Item 1. Security and Issuer.

Nuveen Premium Income Municipal Fund 2
Nuveen Funds
333 West Wacker Drive
Chicago, IL 60606

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals, George W. Karpus, Jo Ann Van Degriff (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 219 shares of NPM Municipal Auction Rate Cumulative Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 1.12% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the NPM Municipal Auction Rate Cumulative Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since January 5, 2009.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 219 shares or 1.12% of the outstanding shares. George W. Karpus presently owns 2 shares. Mr. Karpus purchased 2 shares on October 15, 2009 at $22,000. JoAnn Van Degriff presently owns 1 share. Mrs. Van Degriff purchased 1 share on January 5, 2009 at $16,875. None of the other principals of KIM presently own shares of NPM Municipal Auction Rate Cumulative Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/30/2010 9  $21,500
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the NPM Municipal Auction Rate Cumulative Preferred Shares.

Item 7. Materials to be Filed as Exhibits.

Attached is an open letter drafted and sent to the defendants in Martin Safier, Derivatively on Behalf of Nominal Defendant Nuveen Diversified Dividend and Income Fund, et al. v. Nuveen Asset Management, et al., Docket Number 2010-CH-32166, filed in the Circuit Court of Cook County, County Department, Chancery Division.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   August 5, 2010

EXHIBIT 1
Transmitted August 4, 2010

RE: Open letter drafted and sent to the defendants in Martin Safier, Derivatively on Behalf of Nominal Defendant Nuveen Diversified Dividend and Income Fund, et al. v. Nuveen Asset Management, et al., Docket Number 2010-CH-32166, filed in the Circuit Court of Cook County, County Department, Chancery Division

Karpus Investment Management ("KIM") is an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940. KIM manages approximately $1.9 billion for clients, principally consisting of common and preferred stocks of closed-end funds, and including significant holdings of ARPS issued by Nuveen Asset Management ("NAM")

As holders of preferred shares issued by NAM, we would like to: 1) point to inaccuracies and omissions in the Shareholder Derivative Complaint filed July 27, 2010 in the Circuit Court of Cook County; and 2) state our position regarding preferred shareholder rights as experienced and respected shareholder advocates in the closed-end fund industry.

First, your complaint distorted and omitted many important facts which I will list by referencing the document's section and paragraph number.

I) Nature of Action:

  2- You mention that "The individual Defendants....owed fiduciary duties to the Funds and the Funds' common shareholders." You fail to mention that they also owed a fiduciary duty (and we believe a more acute one) to the Funds' preferred shareholders. This duty is expressly granted to the preferred shareholders in Section 18 of the Investment Company Act of 1940 ("The 40 Act").

  3- You state that, "This redemption of the ARPS occurred at the expense of the Funds and their common shareholders." In fact, unless you can accurately predict the future movement of short-term interest rates, this is an erroneous claim. This is primarily due to the elevated maximum rate that must be paid to preferred shareholders subsequent to a failing auction. Essentially, this rate amplifies the interest rate that ARPS holders receive by roughly 150 percent. Under various scenarios, if short-term rates rise, TOBs, VRDPs, as well as MTPs will all be more affordable instruments of leverage than ARPs. (See Exhibit One)

  4- You maintain that, "The Funds have no obligation to redeem the ARPS at liquidation value." However, this flies in the face of the spirit and intent of Sections 1 and 18 of The 40 Act. The inclusion of Section 18 was the result of the fact that preferred shareholders lost significant capital during the Great Depression. In fact, one of the purposes of section 18(a) (2) (D) of the 1940 Act is the protection of preferred shareholders from action taken by the common shareholders (who hold substantially all of a Fund's voting securities) that would adversely affect the interests of the preferred shareholders (See Hearings Before a Subcommittee of the Committee on Interstate and Foreign Commerce, House of Representatives, 76th Cong. 3rd Sess. 1046-47 (1940) (statement of Commissioner Robert E. Healy)).

    Speaking to this, Congressman Healy said: "I do not for a minute believe that we should have a statute here which permits anybody to turn the voting control of a corporation over to the preferred stock holders merely because the preferred stock happens at a particular moment to be under water, or merely because the dividends have been passed, let us say, for one period or for a year.. .. Yet, in [some] cases the preferred stock has not had a dividend for 5, 6, 7, or 8 years, and the preferred stock holder is completely helpless.... If this language [in the bill] is not satisfactory, then I should like to suggest that the committee consider a provision...that after dividends have been in arrears for a certain length of time, the preferred stock holders, voting as a class, can elect X percentage of the board of directors.... You might put an additional safeguard by providing that the control of the board of directors should not be turned over while the common stock can demonstrate that there is a fair chance... that the dividends can be resumed..."

  Additionally, Congress specifically provided for representation of preferred shareholders on a Fund's board as a protective measure to avoid the abuses that occurred prior to enactment of the 1940 Act (See Report of the Securities and Exchange Commission on Investment Trusts and Investment Companies, Part 3, Chapter 5, H.R. Doc. No. 279, 76th Cong., 1st Sess. 1790-96 (1939)).

  Although Congressman Healy speaks primarily to dividends payment, I would argue that the power that he proposed giving preferred shareholders would essentially allow them to control the Board.

  The 40 Act goes further stating that preferred shareholders "shall have complete priority over any other class as to the distribution of assets." One could argue that since distribution payments to common shareholders are "distribution(s) of assets," common shareholder dividends should be suspended until harmed preferred shareholders have been made whole. In other words, no common distributions should be made until liquidity at par is restored to preferred holders.

  5- You claim that "the Defendants favored the holders of the ARPS to the detriment of the Funds and their common shareholders.... (and) caused the Funds to waste their assets." Once again, unless future interest rate changes can be foreseen, damage to common shareholders is impossible to claim. Further, we would argue that in a situation in which the shareholders of a senior class of equity are distressed that the Board's fiduciary duty to shareholders should shift towards that of the preferred shareholder.

  Since the failure of the auctions in February of 2008, the interests of common and preferred shareholders are in conflict. It seems logical to conclude that the senior class of equity should receive fiduciary priority.

  10- You state, "The Defendants' motive for redeeming the ARPS at their liquidation value was to preserve the business relationships between the holders of the ARPS....and the Advisor." We like to think the NAM did what was in the best interests of their shareholders as mandated by the 1940. To be cynical, however, the worst that could be claimed is the NAM used its business judgment to refinance the leverage of their Funds in a manner that weighed the interests of all Fund shareholders.

  12- You claim that "the Adviser's management and advisory fees were based on the amount of assets under management, which would severely suffer if in the future brokers directed their clients' money elsewhere." First, a closed-end fund is a fixed pool of assets so lack of broker support will not cause assets to diminish. Secondly, you fail to connect these purported threats with any open-end fund recommendations.

  II) Duties of the Individual Defendants and the Adviser: 90- Once again, this section details duties owed to common shareholders while ignoring that these same duties are owed to preferred shareholders. As mentioned earlier, at a time when a senior class of equity shareholder is distressed, we would maintain the Boards' duties must shift towards the preferred shareholders.

  Further, this paragraph refers to and lists the fiduciary obligations of the defendant as "good faith, trust, loyalty, and due care." However, your list neglects to mention that these are obligations also owed to preferred shareholders. By actively refinancing ARPS in a well-reasoned, judicious manner, NAM was fulfilling their obligation to all Fund shareholders.

  Overall, your claims appear to ignore the sentiment of the Fund industry as a whole (virtually all CEF Boards have acknowledged a duty and intent to refinance their ARPS). Additionally, the SEC has tacitly endorsed refinancings by granting exemptive relief for the 300% asset coverage ratio for municipal bonds funds attempting to refinance ARPS.

  91- You cite that the defendants were required to "... (ii) refrain from unduly benefiting themselves and other of the Funds' insiders at the expense of the Funds." Since Directors generally own common shares but almost never own preferred shares of the Funds which they oversee, I would assume that not refinancing at the expense of the liquidity needs of preferred shareholders would unduly benefit Directors who own common shares of a fund.

  117 -119- In these paragraphs, you focus on disclosures made about the possibility of ARPs not being redeemed at liquidity value. Also, the potential of auctions failing are discussed. I would like to bring to your attention the fact that all of the disclosures which you paraphrase from NAM's offering documents mention "between auctions," "if an auction fails," and "in advance of the next auction". Nothing is disclosed nor is elusion made to the risk and/or consequences when all auction fail and continue to fail.

  121 & 123- You continue to site in paragraph 121 that "To date, the auctions have continued to fail," a condition for which a remedy or a possibility is never disclosed. To further prove my point, in paragraph 123 you reference that "on June 4, 2009, Pioneer Investment....in a filing with the Securities and Exchange Commission ("SEC")....(states that) the Adviser believe(s) that auction markets for existing ARPS are unlikely to function normally again." Once again, disclosure of the systemic and permanent failure of ARPS auctions was never properly disclosed or antipcipated by NAM (or the majority of the Fund industry). This notion renders the disclosure of "an auction" failing or "between auctions" moot.

  125- You maintain that "The redemptions were executed using the Funds' assets, causing cash and other assets of the Funds that were part of the common shareholders' investment to be used to borrow funds that were distributed to the ARPS holders and thus causing financial harm to the Funds and their common shareholders." Once again, the preferred shareholders were only rightfully given access to their liquidation value and Section 18 (2) (e) of the 40 Act states that ARPs holders "shall have complete priority over any other class as to distribution of assets." Keep in mind that leverage is a privilege, and not a right, of common shareholders.

  147-156- Once again, for all of the various debt instruments utilized by NAM and referenced in your compliant, you would need to have the ability to forecast the future of short-term rates to state that any of these options cost common shareholders anything. What the use of these instruments does show is NAM commitment to act in the best interests of all fund shareholders by finding solutions to a tremendous problem that exists in the closed-end fund industry that has caused the interests of common and preferred shareholders to diverge for the first time in recent memory. As you know, the Board of any closed-end fund can use its business judgment to determine the best form of, or the existence at all of leverage with in the fund which they steward. Exhibit 1 demonstrates several scenarios where common shareholders would benefit from lower costs of leverage subsequent to ARPS refinancings. Note: with the short-term rate above 1.75%, all other mechanisms of leverage are less costly than ARPS. Specifically, with regards to the MTPs, the Board is simply deciding to lock in a cost of leverage for 5 years rather than continuing with variable rate financing. This is tantamount to a homeowner refinancing from an ARM to a fixed mortgage.

  158 - You mention that other fund families "have explicitly acknowledged that as trustees they owe fiduciary duties to the common shareholders of the funds, and that they owe no fiduciary duty to holders of the ARPS to redeem." We know of one fund family that has expressed its intent not to refinance ARPS and they are obviously taking a stance on their own. We feel that their stance is contrary to the 40 Act, industry practice, and SEC actions (the granting of exemptive relief mentioned earlier.) How could Directors have no fiduciary duty to a senior class of equity which votes for all Directors and solely for two of the Directors of a Fund? Do they think that Section 18 of the 40 Act is a joke or a placeholder?

  The complaint goes on to suggest that preferred shareholders have no contractual right to receive liquidation value for their ARPS but last time that I checked contacts are not binding if they are contrary to federal law.

   I could continue to point to flaws in your complaint but I am sure we both have other business to conduct. Let me next discuss our interpretation of the 40 Act relative to ARPS liquidity.

  For a brief background, KIM has invested in closed-end funds for over 22 years and we have been studying the ARPS situation since the ARPS failed in February of 2008. We know of no other market participant or industry expert that has explored ARPS issues as deeply our firm.

  Given this, and as mentioned in the beginning of this letter, we feel that the drafters of the 40 Act included Section 1 and the entirety of Section 18 in the Act to protect preferred shareholders due to the loss of principal and/or the lack of dividend payments on the securities in the wake of the market crash of 1929.

  The heart of our interpretation of fiduciary duties owed to preferred shareholder lies in the very beginning of the 1940 Act. Section 1(b) declares "that the national public interest and the interest of investors are adversely affected- (1) when investors purchase....securities issued by investment companies, without adequate, accurate, and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies, and financial responsibility of such companies and their management." I do not feel that even the finest attorney could argue that the possibility of a permanent and systemic failure of ARPS auctions was properly disclosed NAM's prospectus.

  Section 1(b)(3) further states that the interests of investors are adversely affected "when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holder of their outstanding securities." Although no one in the Fund industry may have predicted this systemic failure, NAM is doing the right thing by protecting the preferences and privileges of it ARPS holders.

  Section 18(2) of the 1940 Act goes on to describe the rights of preferred equity shareholders. Among other express rights contained in the section it states "if such class of senior security is a stock such class of stock shall have complete priority over any other class as to the distribution of assets."

  It is our understanding that ARPS are distressed as defined by Section 1 of the 1940 Act and, according to Section 18, ARPS holders have complete priority as to the distribution of assets. In our opinion, Boards should cease the payment of common shareholders distribution until they have refinanced all of their ARPS. Unfortunately, the 1940 Act does not contemplate what action should be taken if auctions of ARPS failed systemically and permanently (probably because these auctions did not exist when the Act was drafted). However, we believe that NAM response to this problem fits well with the spirit and intent of the 1940 Act.

  In fact, we believe NAM should be commended and not attacked by finding fair and innovative solutions to a problem that must be actively addressed by all fund families. For your reference, I am attaching highlighted copies of Section 1 and 18 of the 40 Act for your examination (Exhibit 2).

  Finally, I leave you with an e-mail that we received through our website which exemplifies the distress under which many ARPS holders are under (Exhibit 3). We hear from preferred investors with similar sentiments on a frequent basis.

  I thank you for your time and attention.

  Sincerely,

  Cody B. Bartlett Jr., CFA
  Managing Director of Investments